                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                             ----------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.
      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

PRESS RELEASE

CONTACT:
--------
Daniel H. Burch
Jeanne M. Carr
MacKenzie Partners, Inc.
(800) 322-2885

FOR IMMEDIATE RELEASE:
----------------------

                F&H ACQUISITION CORP. TO LAUNCH CASH TENDER OFFER
              FOR FOX & HOUND RESTAURANT GROUP FOR $14.75 PER SHARE

          OFFER TOPS PREVIOUS $14.00 PROPOSAL ANNOUNCED BY THE COMPANY

         DALLAS,  TX - DECEMBER  12, 2005 -- F&H  Acquisition  Corp.,  an entity owned by Newcastle  Partners,  L.P.  ("Newcastle")  and Steel  Partners II, L.P.
("Steel"), today announced that it will commence a cash tender offer to purchase all of the outstanding  shares of common stock of Fox & Hound  Restaurant  Group
(Nasdaq:FOXX) not already owned by it for $14.75 per share.

         The tender offer will be subject to customary conditions, including (i)
a majority of Fox & Hound's  shares on a fully diluted basis being  tendered and not  withdrawn,  (ii)  expiration  of the  applicable  waiting  period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the obtaining of all consents,  approvals  or  authorizations  required  by all state,  city or local liquor licensing  boards,  agencies or other similar entities and (iv) Newcastle and Steel being satisfied that Section 203 of the Delaware  General  Corporation
Law  is  inapplicable  to  the  Offer  to  Purchase  and  the  potential  merger thereafter.  The offer will not be subject to or conditioned  upon any financing arrangements.  Newcastle  and Steel  expect to commence  the tender  offer on or before December 23, 2005.

         In connection with announcing the tender offer,  F&H Acquisition  Corp.
has sent a letter to Fox & Hound  expressing its willingness to offer to acquire
Fox & Hound,  through an appropriate  acquisition  entity by merger,  subject to customary  conditions,  for $14.75 per share in cash. The letter is attached and included as part of this press release.

         "We  believe  our all cash  offer is  clearly  superior  to the  $14.00 proposal made in the LLCP Letter, as it will provide stockholders with immediate liquidity at a premium to market and an immediate  opportunity to maximize their investment  in Fox & Hound,"  said  Mark E.  Schwarz,  President  and CEO of F&H
Acquisition Corp. "We hope that Fox & Hound management will support our offer."

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE DECEMBER 23, 2005.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY
BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP.

         Any  forward-looking  statements  contained  in this  release  are made pursuant to the safe harbor  provisions  of the  Private  Securities  Litigation
Reform  Act of 1995.  Forward-looking  statements  are  inherently  subject to a variety of risks and  uncertainties  that could cause  actual  results to differ materially from those projected.  These risks and uncertainties  include,  among others:  the  willingness of Fox & Hound  stockholders to tender their shares in the tender  offer and the number and timing of shares  tendered;  the receipt of
third  party  consents  to  the  extent  required  for  the   acquisition;   and
satisfaction of the various  closing  conditions.  Other important  factors that could cause actual results to differ materially are included but are not limited to those listed in Fox & Hound's periodic  reports and  registration  statements filed  with the  Securities  and  Exchange  Commission.  F&H  Acquisition  Corp.
undertakes no obligation to update information contained in this release.

LETTER TO SPECIAL COMMITTEE

                                December 12, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Special Committee of the Board of Directors
Fox & Hound Restaurant Group
1551 North Waterfront Parkway
Suite 310
Wichita, Kansas 67206

Gentlemen:

         Newcastle Partners, L.P.  ("Newcastle"),  which is the beneficial owner of  836,049  shares  of common  stock of Fox & Hound  Restaurant  Group  ("Fox &
Hound"),  constituting in excess of 8.3% of its currently issued and outstanding common stock, and Steel Partners II, L.P.  ("Steel")  believe that the letter of intent,  dated  October 4, 2005,  executed by Fox & Hound with Levine  Leichtman
Capital  Partners  (the  "LLCP  Letter")  for the  acquisition  of Fox & Hound's outstanding  common  stock,  was not and is not in the best  interests  of Fox &
Hound's stockholders. Accordingly, F&H Acquisition Corp., a Delaware corporation jointly owned by Newcastle and Steel,  has announced its intention to commence a tender offer,  subject to certain conditions,  to acquire all of the outstanding shares of Fox & Hound at a price of $14.75  per share in cash.  F&H  Acquisition
Corp. believes that it would be in the best interest of Fox & Hound stockholders to enter into a negotiated and definitive tender offer/merger  agreement as soon as possible. F&H Acquisition Corp. would also cash-out outstanding  in-the-money options and warrants at this price.  F&H  Acquisition  Corp.  believes our offer could result in the payment of the breakup fee of  approximately  $.50 per share contained in the LLCP Letter.

         F&H Acquisition  Corp.  proposes that this  transaction be accomplished through a  definitive  tender  offer/merger  agreement  on the same terms as our tender  offer.  Please  note that our offer  would not be subject to  financing.
Newcastle  and Steel would  provide F&H  Acquisition  Corp.  with the funds from their cash on hand to purchase Fox & Hound's  equity.  We believe this  all-cash offer is clearly  superior to the $14.00  proposal made in the LLCP Letter as it will  provide  stockholders  and  optionholders  with  immediate  liquidity at a premium to market and an immediate  opportunity to maximize their  investment in
Fox & Hound.

         F&H Acquisition Corp.  desires to retain existing Fox & Hound personnel including  senior  management.  F&H  Acquisition  Corp. is prepared to negotiate appropriate  employment  agreements as part of the  negotiation  of a definitive tender offer/merger agreement.

         Our proposal,  however, would be conditioned upon obtaining agreed upon consents and approvals,  including approval of the Board of Directors, waiver of
any  other   anti-takeover   provisions,   any  approvals   required  under  the
Hart-Scott-Rodino  Antitrust  Improvements Act of 1976,  consents,  approvals or authorizations  required by all state,  city or local liquor  licensing  boards, agencies or other similar  entities,  termination of the LLCP Letter and certain other  customary  conditions,  including  no  material  adverse  change in Fox &
Hound's  business  from what has been publicly  disclosed.  Please note that F&H
Acquisition  Corp.  will  commence a tender offer by no later than  December 23,
2005 if the parties cannot negotiate a definitive tender offer/merger agreement.

         We  stand  ready  to  meet  with  the  Board  of   Directors   and  its
representatives  as soon as  possible.  Please  contact  the  undersigned,  Mark
Schwarz, at (214) 661-7474 or our counsel Steve Wolosky, Esq. of Olshan Grundman
Frome  Rosenzweig & Wolosky LLP at (212)  451-2333 to discuss any  questions the
Board might have.

                                          Very truly yours,

                                          F&H ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:  Mark E. Schwarz
                                          Title: President and Chief Executive
                                                 Officer

                                          NEWCASTLE PARTNERS, L.P.

                                          By:      Newcastle Capital Management, L.P.
                                                   its General Partner
                                          By:      Newcastle Capital Group, L.L.C.
                                                   its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:    Mark E. Schwarz
                                          Title:   Managing Member

                                          STEEL PARTNERS II, L.P.

                                          By:      Steel Partners, L.L.C.
                                                   General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                          Name:    Warren G. Lichtenstein
                                          Title:   Managing Member

cc:  Fox & Hound Board of Directors